Filed pursuant to Rule 424(b)(3)
SEC File No. 333-264771
PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated May 13, 2022)

OTONOMO TECHNOLOGIES LTD.

PRIMARY OFFERING OF
13,825,000 ORDINARY SHARES

SECONDARY OFFERING OF
80,122,337 ORDINARY SHARES,
5,200,000 WARRANTS TO PURCHASE ORDINARY SHARES AND
5,200,000 ORDINARY SHARES UNDERLYING WARRANTS
OF
OTONOMO TECHNOLOGIES LTD.

This prospectus supplement updates, amends and supplements the prospectus dated May 13, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-264771). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Otonomo’s second quarter 2022 operational and financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “OTMO” and “OTMOW,” respectively. On August 17, 2022, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $0.70 per ordinary share and $0.0708 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2022.

Second Quarter 2022 Highlights and Recent Developments

Second Quarter 2022 Financial Highlights
•	Total revenue for the second quarter was $1.9 million compared to $0.3 million for the second quarter 2021
•	GAAP operating loss for the second quarter was $65.6 million, including an impairment charge of $45.8 million, compared to a loss of $5.6 million for the second quarter 2021
•	Non-GAAP operating loss* for the second quarter was $15.8 million compared to a loss of $5.0 million for the second quarter 2021
•	Cash and cash equivalents and restricted cash as of March 31, 2022, was $196.8 million
•	Completed the acquisition of The Floow, a SaaS provider of connected insurance technology for major carriers globally.
•	Impairment charge of $45.8 million related to goodwill and intangibles was triggered by the decrease in the stock market and recorded in compliance with ASC 350 “Intangibles—Goodwill and Other”
•	Otonomo is not forecasting results for the second half of the year at this time. Otonomo remains committed to growing and keeping a focus on long-term targets.

*For a definition of non-GAAP operating loss and a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure, please see “Use of non-GAAP Financial Information” and “Reconciliation of GAAP to non-GAAP Financial Information.”

Second Quarter 2022 Business Highlights
•	Added 13 new customers in Q2 2022 (in addition to existing customers from acquisition of The Floow)
•	Recurring revenue for the second quarter 2022 grew by nearly 10x quarter over quarter and was 69% of Otonomo’s revenue for the second quarter 2022
•	Bookings* increased by 62% quarter over quarter
•	Backlog** increased more than 5.5x quarter over quarter
•	Annual recurring revenue increased by more than 11x quarter over quarter

*Booking: Total value of contract that was committed during the reporting quarter over the full term of the contract.

**Backlog: Secured future revenue as of end of quarter.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Otonomo uses non-GAAP measures of operating loss, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and depreciation, contingent liability expense related to The Floow acquisition and impairment of intangible assets and goodwill. Otonomo’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Otonomo’s ongoing core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(in $ thousands)

	Six-months Period Ended
	June 30,
	2022	2021

GAAP operating Loss	(80,762)	(9,905)

Share-based compensation (1)	4,881	1,048
Contingent liability expense	136	-
Impairment of Goodwill and intangible assets	45,785	-
Amortization and depreciation (2)	1,728	64
	52,530	1,112

Non-GAAP operating Loss	(28,232)	(8,793)

1. Share-based compensation:

Cost of Revenues	13
Research and development	1,138	534
Sales and marketing	1,467	200
General and administrative	2,263	314
	4,881	1,048
2. Amortization and depreciation:

Amortization of intangible assets	1,617	-
Depreciation of property and equipment	111	64
	1,728	64